Exhibit 3.1

ROSS MILLER
Secretary of State	*090201*
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520	Filed in the office of	Document Number
(775) 684-5708		20130342481-48
Website: www.nvsos.gov		Filing Date and Time
	Ross Miller	05/23/2013 8:30 AM
	Secretary of State	Entity Number
Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)	State of Nevada	C28190-1999

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

LaserLock Technologies, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article III, Section 1 of the corporation’s Amended and Restated Articles of Incorporation, as previously amended, have been amended and restated to read as set forth on Exhibit A attached hereto.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:    See Exhibit A attached hereto

4. Effective date and time of filing: (optional)	Date: Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 8-31-11

Exhibit A
to
Certificate of Amendment to
Amended and Restated Articles of Incorporation
of Laserlock Technologies, Inc.
(Pursuant to NRS 78.385 and 78.390)

2.           The text of Article III, Section 1 of the Amended and Restated Articles of Incorporation, as previously amended, is amended and restated to read in its entirety as follows:

“Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is Seven Hundred Fifty Million (750,000,000), consisting of two classes to be designated, respectively, “Common Stock” and “Preferred Stock”, with all of such shares having a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is Six Hundred Seventy-Five Million (675,000,000). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is Seventy Five Million (75,000,000). The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors of the Corporation pursuant to Section 3 of this Article III.”

3.           The amendment to Article III, Section 1 of the Amended and Restated Articles of Incorporation was approved by the consent of 123,829,095 shares out of the 230,594,219 total shares of the Corporation’s outstanding voting capital stock.

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